Ms.Cecilia D. Blye, Chief Office of Global Security Risk Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 – 5546 USA	UBS AG Postfach CH-8098 Zürich Tel. +41-44-234 11 11 Clive Standish Chief Financial Officer Bahnhofstrasse 45 8001 Zurich Tel. +41 44 234 4046 Fax. +41 44 234 2100 clive.standish@ubs.com www.ubs.com

UBS AG HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN
ACCORDANCE WITH 17 C.F.R §200.83.

16 November 2005

Dear Ms Blye

We refer to your letter of 20 September 2005 addressed to our Chief Executive Officer, Peter Wuffli regarding UBS AG’s Form 20-F for the fiscal year ended 31 December 2004. Set forth below are UBS AG’s responses to your comment letter. To facilitate your review, we have reproduced your comment below, in bold, italicized text.

“We note from publicly available sources that last year you were fined $100 million by the U.S. Federal Reserve as a penalty for engaging in USD banknote transactions with countries subject to sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, including Cuba, Iran and Libya. Please advise us whether you have engaged or currently engage, directly or indirectly, in other transactions, including financing or credit arrangements, in or with Cuba, Iran and/or Libya. If so, please briefly describe for us the nature of your operations and customer relationships in each country. Advise us whether your customers include or have included the governments of these countries, or enterprises controlled by the governments of these countries. In view of the fact that Cuba, Iran and Libya have been identified by the U.S. State Department as state sponsors of terrorism, and Cuba and Iran are subject to OFAC-administered economic sanctions, please advise us of the materiality of your contacts with these countries, and give us your view as to whether those contacts, individually or in the aggregate, constitute a material investment risk for your securityholders.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that legislation requiring divestment from, or reporting of interest in, companies that do business with U.S.-designated state sponsor of terrorism has been adopted by Arizona and Louisiana.”
CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	16 November 2005 Page 2 of 7

As we describe below in section 1 of this letter, neither UBS AG nor any of its consolidated subsidiaries (collectively, the “Group”) have any physical presence or any employees in Cuba, Iran and/or Libya (collectively, the “Subject Countries”). While we do have some transactions, operations or relationships involving the Subject Countries (described in general terms in section 2 and then described specifically by Subject Country in sections 3, 4 and 5 of this letter), (the “Subject Country Activities”), for the reasons set out in this letter, we do not believe that our Subject Country Activities, individually or in the aggregate, constitute a material or potentially material risk to our security holders.

In terms of quantitative materiality, in our assessment, the Subject Country Activities are immaterial. Total Client Assets1 held on behalf of clients located in the Subject Countries as at 31 December 2004 amounted to approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]2 (representing [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]3 of total Client Assets held by the UBS Group as of that date). Revenues earned from those relationships in 2004 were approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] (representing [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of Group revenues in the year).

As at 30 September 2005, total Client Assets held on behalf of clients in the Subject Countries were [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] ([CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]of total Client Assets as at that date) and revenues earned from those relationships in the nine months to 30 September 2005 were [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] (being approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of total revenues in the year to date).

By Subject Country, these figures break down as follows:

_______________________________________________________________________________________________
                                          As at 31.12.2004            As at 30.09.2005
_______________________________________________________________________________________________
                                      Client Assets   Revenues     Client Assets   Revenues
_______________________________________________________________________________________________
Cuba* (see detail in section 3)
______________________________________
Iran* (see detail in section 4)
______________________________________
Libya* (see detail in section 5)
______________________________________  [CONFIDENTIAL INFORMATION HAS BEEN OMITTED
Total*                                  AND FURNISHED SEPARATELY TO THE SECURITIES
______________________________________  AND EXCHANGE COMMISSION]
% of relevant Group total**
______________________________________

__________________
1     For the purposes of this letter, the term “Client Assets” means all client assets managed or deposited (i.e., held by) with UBS including custody-only assets and assets held for purely transactional purposes. This is consistent with the definition used in the UBS Group’s financial reporting (see page 11 of the UBS Financial Report 2004 available at http://www.ubs.com/1/e/investors/annual_reporting2004.html , and is a wider term than our central measure of “Invested Assets” (meaning all client assets managed by or deposited with UBS for investment purposes).
2 Although all figures in this letter are stated in US dollars for the sake of consistency, this does not mean that the underlying relationships described in this letter are conducted in or involve transactions in US dollars. Exchange rates used to convert into US dollars were the prevailing spot rates on the relevant dates to which the figures relate.
3 All comparisons with wider Group figures have been calculated to two decimal places.

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	16 November 2005 Page 3 of 7

*= all figures in Thousand U.S. dollars (but see footnote 2 below)

** For these comparative purposes, total Client Assets of the UBS Group were [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] (as at 31 December 2004) and were [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] (as at 30 September 2005). Total revenues of the UBS Group in 2004 were [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and were [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in the nine months to 30 September 2005

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

1.    Physical Presence / Employees in the Subject Countries

Neither UBS AG nor any of its consolidated subsidiaries (collectively, the “Group”) have any physical presence (branch, subsidiary, affiliate or otherwise) in any of the Subject Countries. The Group has no employees located in any of the Subject Countries.

2.     Business Activities involving the Subject Countries — Introduction

In the following sections, the Subject Country Activities undertaken by the Group are described both for the year to 31 December 2004 as well as for the nine month period to 30 September 2005. We have sought to present the information consistently for each Subject Country and to provide a brief explanation and relevant figures in summary form.

In all cases, we would emphasize that all Subject Country Activities mentioned in the following sections are conducted and relationships are maintained pursuant to procedures designed to ensure that the relationships are fully compliant with applicable law (including U.S. law if and to the extent that it is applicable). As the Staff is aware, U.S. sanctions generally are not legally applicable to UBS’s activities outside the United States. In all cases and unless otherwise specified, the relationships mentioned are maintained outside the U.S.

For each Subject Country, we deal with the following:

•	“Government relationships” – by which we refer to business relationships (if any) with the government of the Subject Country itself as well as business relationships with entities believed to be controlled by the Government and relationships with any individual member of the Government in either his or her official or personal capacity. However, we deal with relationships with banks (including government-owned banks) in each Subject Country separately and do not therefore include them in this part of our analysis.

•	“Bank relationships” – by which we refer to business relationships with banks (including government owned banks) in the Subject Countries. These relationships are maintained primarily to facilitate routine banking transactions for non-U.S. clients who undertake transactions themselves with counterparts in the Subject Country (e.g. our relationship with the Subject Country financial institution allows us to offer our clients traditional banking services such as the ability to make or receive payments with counterparts in a Subject Country).
CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	16 November 2005 Page 4 of 7

•	“Other Client relationships” – by which we refer to all other business relationships we may have with parties (natural persons or legal entities) known by us to have a business location or residence in a Subject Country. Where this information is available to us in our systems, we have included relationships with legal entities situated outside a Subject Country where we know the parent, ultimate holding company or a material beneficial owner of the entity is known to reside in a Subject Country. For the avoidance of doubt, we do not include relationships with nationals of a Subject Country who are not resident in the Subject Country (including e.g. exiles). The types of relationships we refer to here may include relationships with both individuals and legal entities and may involve the provision of individual or corporate banking services, investment advice, securities and custody accounts, asset management services as well as collateralised credit facilities secured against assets deposited with the Group for the purpose of finalising additional investments in securities (i.e. leveraging).

•	“Financing or credit arrangements” – by which we refer to trade and export financing (including e.g. letters of credit, confirmations of financing and similar) issued by the Group on behalf of clients in connection with the client’s own dealings with a Subject Country. In this context we give an indication of total volumes of trade and export finance activity involving the country in question in the relevant period (being for the year 2004 and for the six months to 30 June 2005) including the level of financings where the Group has no economic risk due to syndications or risk participations or insurance by third parties. We also include any transactions that are only facilitated without further obligation (i.e. where the Group has no financial involvement other than collecting/forwarding shipping documents or facilitating transfers via its network of correspondent banks). We also give a “net risk” figure for the trade and export finance business as at 31 December 2004 and 30 September 2005. This “net risk” figure reflects UBS’s own exposure (i.e. excluding exposure that is syndicated to, or participated in by, third parties or covered by cash collateral) at the relevant date in respect of the particular Subject Country. Credit facilities granted to clients resident in a Subject Country for investment purposes are not included in this section because where such facilities exist, the amounts involved are included within the figures for “other client relationships” as described above.

In the following analysis and where necessary we have also provided more detail on other aspects of our Subject Country Activities where this would not otherwise be not sufficiently covered within the above categories.

3.     Cuba

______________________________________________________________________________________________________
                                      As at 31.12.2004            As at 30.09.2005
______________________________________________________________________________________________________
                                  Client Assets   Revenues     Client Assets   Revenues
______________________________________________________________________________________________________
Government relationships*
__________________________________
Bank relationships*
__________________________________
Other Client relationships*
__________________________________  [CONFIDENTIAL INFORMATION HAS BEEN OMITTED
Total*                              AND FURNISHED SEPARATELY TO THE SECURITIES
__________________________________  AND EXCHANGE COMMISSION]
% of relevant Group total**
__________________________________
                                  Total Volume     Net Risk as    Total Volume -   Net Risk as at
                                   during 2004     at 31.12.04     6 months to        30.9.05
                                                                     30.6.05
______________________________________________________________________________________________________
Financing / Credit Arrangements*    [CONFIDENTIAL INFORMATION HAS BEEN OMITTED
                                    AND FURNISHED SEPARATELY TO THE SECURITIES
                                    AND EXCHANGE COMMISSION]
______________________________________________________________________________________________________

* = all figures in Thousand U.S. dollars (but see footnote 2 above)

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	16 November 2005 Page 5 of 7

Other Points to Note Regarding Cuba:

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

4.    Iran

__________________________________________________________________________________________________________
                                      As at 31.12.2004            As at 30.09.2005
______________________________________________________________________________________________________
                                  Client Assets   Revenues     Client Assets   Revenues
______________________________________________________________________________________________________
Government relationships*
__________________________________
Bank relationships*
__________________________________
Other Client relationships*
__________________________________  [CONFIDENTIAL INFORMATION HAS BEEN OMITTED
Total*                              AND FURNISHED SEPARATELY TO THE SECURITIES
__________________________________  AND EXCHANGE COMMISSION]
% of relevant Group total**
__________________________________
                                  Total Volume     Net Risk as    Total Volume -   Net Risk as at
                                   during 2004     at 31.12.04     6 months to        30.9.05
                                                                     30.6.05
______________________________________________________________________________________________________
Financing / Credit Arrangements*    [CONFIDENTIAL INFORMATION HAS BEEN OMITTED
                                    AND FURNISHED SEPARATELY TO THE SECURITIES
                                    AND EXCHANGE COMMISSION]
______________________________________________________________________________________________________

* = all figures in Thousand U.S. dollars (but see footnote 2 above)

Other Points to Note Regarding Iran:

Included in the “Other Client Relationships” figures are a small number of Iranian individual client relationships maintained with UBS entities in the U.S. We would emphasise that all of these relationships are operated pursuant to internal procedures designed to ensure that the relationships are fully compliant with U.S. OFAC regulations and almost half of them have zero balances and are either being closed or are dormant (e.g., because the client is not contactable).

5.     Libya

______________________________________________________________________________________________________
                                      As at 31.12.2004            As at 30.09.2005
______________________________________________________________________________________________________
                                  Client Assets   Revenues     Client Assets   Revenues
______________________________________________________________________________________________________
Government relationships*
__________________________________
Bank relationships*
__________________________________
Other Client relationships*
__________________________________  [CONFIDENTIAL INFORMATION HAS BEEN OMITTED
Total*                              AND FURNISHED SEPARATELY TO THE SECURITIES
__________________________________  AND EXCHANGE COMMISSION]
% of relevant Group total**
__________________________________
                                  Total Volume     Net Risk as    Total Volume -   Net Risk as at
                                   during 2004     at 31.12.04     6 months to        30.9.05
                                                                     30.6.05
______________________________________________________________________________________________________
Financing / Credit Arrangements*    [CONFIDENTIAL INFORMATION HAS BEEN OMITTED
                                    AND FURNISHED SEPARATELY TO THE SECURITIES
                                    AND EXCHANGE COMMISSION]
______________________________________________________________________________________________________

* = all figures in Thousand U.S. dollars (but see footnote 2 above)

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	16 November 2005 Page 6 of 7

Other Points to Note Regarding Libya:

None

6.     Conclusion and Closing Comments

With respect to statutes such as those of Arizona and Louisiana referenced in your comment letter, we understand that the purpose of these laws (as expressed by the Louisiana Act, for example) is to assure concerned investors that their monies are not used directly or indirectly to support terrorist activities. Our Subject Country Activities are conducted pursuant to procedures intended to ensure that they fully comply with applicable law. In addition, we respectfully note that our equity investors are primarily based outside Arizona and Louisiana, and investors in these categories do not form a significant portion of our investor base. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

On the basis of our consideration of both quantitative and non-quantitative factors, we do not believe our Subject Country activities, either individually or in the aggregate, constitute a material investment risk for our securityholders.

As requested in your letter of 20 September, we confirm our acknowledgement that:

•	UBS AG is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings;

•	UBS AG may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UBS AG requests that this letter be treated as confidential, and that we receive timely notification and afforded an opportunity to object if any request for it is received under the Freedom of Information Act or any other law, based on the competitive damage that would arise from its release.

We are available to discuss this letter with you, should you so wish. If you wish to contact us, we suggest you first contact John Cusack of Group Compliance (UBS AG, St. Annagasse 9, PO Box, CH-8098, Zürich, Switzerland).

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	16 November 2005 Page 7 of 7

Yours sincerely,

UBS AG

/s/ Clive Standish Chief Financial Officer	/s/ Peter Kurer Group General Counsel